SALE AND ACQUISITION AGREEMENT

THIS AGREEMENT dated as of October 1, 2009 between UTEC, Inc., a Nevada corporation (“UTEI”) or (“Purchaser”) on behalf of its shareholders, and C2R Energy Commodities Inc., a Nevada Corporation (“C2R”) or (“Seller”) on behalf of its shareholders.

WHEREAS, C2R is the holder of certain Intellectual Property (the “IP”) that UTEI wishes to acquire; and

AND WHEREAS, C2R has 4,050,000 total Issued and Outstanding of its par value $.001 common shares and wishes to sell these shares to UTEI and receive in exchange 4,050,000  common shares par value $0.001 of UTEI; and,

NOW THEREFORE, the parties agree as follows:

1.	The Acquisition.

1.1
Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing to be held as provided in Section 2, C2R shall sell the shares of C2R to UTEI, and UTEI shall purchase the shares of C2R  free and clear of all Encumbrances.

1.2
Purchase Price.  Purchaser will exchange four million fifty thousand (4,050,000) shares of its restricted par value $0.001common stock for all of the outstanding shares representing all of the outstanding ownership interest of C2R.  It is anticipated that this transaction will be a nontaxable event under section 368 of the IRS Code.

2.	The Closing.

2.1
Place and Time.  The closing of the sale and purchase of the Shares (the “Closing”) shall take place at Las Vegas, NV no later than the close of business (Las Vegas time) on 10/01/09 or at such other place, date and time as the parties may agree in writing.

2.2	Deliveries by Sellers. At the Closing, Sellers shall deliver the following to UTEI:

(a)	Certificates representing the interests, duly endorsed for transfer to UTEI and accompanied by any applicable transfer tax stamps;

(b)	The documents contemplated by Section 3.

(c)	Intellectual Property (“IP”) attached hereto as Exhibit “A”

(d)	Field of Use of IP attached hereto as Exhibit “B”

(c)
All other documents, instruments and writings required by this Agreement to be delivered by Sellers at the Closing and any other documents or records relating to C2R’s business reasonably requested by UTEI in connection with this Agreement.

2.3	Deliveries by UTEI. At the Closing, UTEI shall deliver the following to C2R:

(a)	The shares as contemplated by section 1.

(b)	The documents as contemplated by Section 4.

(e)	All other documents, instruments and writings required by this Agreement to be delivered by UTEI at the Closing.

3.	Conditions to UTEI's Obligations.

The obligations of UTEI to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by C2R:

3.1	Representations, Warranties and Agreements.

(a)
The representations and warranties of Sellers set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, (b) Sellers shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing and (c) UTEI shall have received a certificate to that effect signed by an authorized representative of C2R.

3.2	Election of New UTEI Board.

As a condition to the Closing, the members of the Board of Directors shall remain the same  The pre-Closing Board Members continue to be Ken Liebscher, Howard Bouch, Fortunato Villamagna and David P. Taylor.

3.3           Election of New UTEI Officers.

As a condition to the Closing, the members of the Board of Directors of UTEI shall elect Forunato Villamagna as President and Chief Executive Officer; Kenneth B. Liebscher as Secretary; Howard Bouch as CFO and David P. Taylor as Chairman of the Board.

4.	Conditions to Sellers’ Obligations.
The obligations of Sellers to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by UTEI:

4.1	Representations, Warranties and Agreements.

(a)
The representations and warranties of UTEI set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, (b) UTEI shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing and (c) Sellers shall have received a certificate to that effect signed by an officer of UTEI.

5.	Representations and Warranties of Sellers.

Sellers represent and warrant to UTEI that, to the knowledge of Seller (which limitation shall not apply to Section 5.3), and except as set forth in the Disclosure Letter:

5.1
Organization of Sellers; Authorization. Sellers are corporations duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of C2R and this Agreement constitutes a valid and binding obligation of Sellers, enforceable against it in accordance with its terms.

5.2
Conflict as to Sellers: Neither the execution and delivery of this Agreement nor the performance of Sellers’ obligations hereunder will (a) violate any provision of the certificate of incorporation or by-laws of Sellers or (b) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to Sellers.

5.3  Ownership of Shares. The delivery of certificates of C2R to UTEI will result in UTEI's immediate acquisition of record and beneficial ownership of the Shares of C2R free and clear of all Encumbrances. There are no outstanding options, rights, conversion rights, agreements or commitments of any kind relating to the issuance, sale or transfer of any Equity Securities or other securities of C2R.

5.4
Title to Properties. C2R owns all the material properties and assets that they purport to own (real, personal and mixed, tangible and intangible), including, without limitation, all the material properties and assets reflected in the Balance Sheet attached hereto as Exhibit “C”.

5.5	Buildings, Plants and Equipment. There are no buildings, plants, structures and material items of equipment and other personal property owned or leased by C2R.

5.6
No Material Adverse Change. Since the date of the Balance Sheet, there has not been any material adverse change in the business or financial condition of C2R, other than changes resulting from economic conditions prevailing in the United States.

5.8
Brokers or Finders. C2R has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with the sale of the Shares to UTEI.

6.	Representations and Warranties of UTEI.

UTEI represents and warrants to Sellers as follows:

6.1
Organization of UTEI; Authorization. UTEI is a corporation duly organized, validly existing and in good standing under the laws of Nevada, with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of UTEI and this Agreement constitutes a valid and binding obligation of UTEI, enforceable against it in accordance with its terms.

6.2
Brokers or Finders. UTEI has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with any of the transactions contemplated hereby.

6.3
Purchase for Investment. UTEI is purchasing the shares solely for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.

6.4
Conflict as to UTEI.  Neither the execution and delivery of this Agreement nor the performance of UTEI's obligations hereunder will (a) violate any provision of the certificate of incorporation or by-laws of UTEI or (b)  violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to UTEI.

6.5	There are no pending or threatened legal or regulatory claims, demands or liabilities of any kind or nature against UTEI of it assets.

6.6	UTEI has filed all federal, state and local income or other tax returns as required by law, and has paid all taxes which are due, and has no tax delinquencies of any kind.

6.7
As of July 1, 2009 there are 29,468,159 common shares and 42,013 preferred shares issued and outstanding in UTEI.  The shares, when issued were properly distributed under applicable securities laws, and UTEI has taken no action to cause said stock to lose its current trading status.  There are no warrants, option agreements or pending subscription agreements whereby UTEI is obligated to issue any additional stock to any person except as stated in Exhibit “D”.

7.	Access and Reporting; Filings With Governmental Authorities.

7.1
Access.  Between the date of this Agreement and the Closing Date, C2R shall, (a) give UTEI and its authorized representatives reasonable access to all books and records of C2R, (b) permit UTEI to make inspections thereof, and (c) cause its officers and its advisors to furnish UTEI with such financial and operating data and other information with respect to the business and properties of C2R and to discuss with UTEI and its authorized representatives the affairs of C2R, all as UTEI may from time to time reasonably request.

7.2
Exclusivity.  From the date hereof until the earlier of the Closing or the termination of this Agreement, Sellers shall not solicit or negotiate or enter into any agreement with any other Person with respect to or in furtherance of any proposal for a merger or business combination or acquisition of any interest in, or (except in the ordinary course of business) sale of assets by, C2R except for the acquisition of the Shares by UTEI.

7.3
Confidentiality.  Prior to the Closing Date (or at any time if the Closing does not occur) UTEI shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with the transactions contemplated hereby) all non-public information obtained by UTEI pursuant to Section 7.1. Following the Closing, Sellers shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with preparing Tax Returns and conducting proceeds relating to Taxes) any nonpublic information relating to UTEI Corp., and its Subsidiaries. This Section 7.3 shall not be violated by disclosure pursuant to court order or as otherwise required by law, on condition that notice of the requirement for such disclosure is given the other party prior to making any disclosure and the party subject to such requirement cooperates as the other may reasonably request in resisting it. If the Closing does not occur, UTEI shall return to Sellers, or destroy, all information it shall have received from C2R or otherwise in connection with this Agreement and the transactions contemplated hereby, together with any copies or summaries thereof or extracts therefrom. Sellers and UTEI shall use their best efforts to cause their respective representatives, employees, attorneys, accountants and advisors to whom information is disclosed pursuant to Section 7.1 to comply with the provisions of this Section 7.3.

8.	Conduct of C2R’s Business Prior to the Closing.

8.1	Operation in Ordinary Course. Between the date of this Agreement and the Closing Date, C2R shall conduct it’s businesses in all material respects in the ordinary course.

8.2
Corporate Organization. Between the date of this Agreement and the Closing Date, neither UTEI nor Sellers shall cause or permit any amendment of the certificate of incorporation or by-laws (or other governing instrument) of C2R, and shall cause C2R not to:

(a)
issue, sell or otherwise dispose of any of its Equity Securities, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its Equity Securities;

(b)
sell or otherwise dispose of any Equity Securities of C2R, or create or suffer to be created any Encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the sale or disposition of any Equity Securities of C2R;

(c)	reclassify, split up or otherwise change any of its Equity Securities;

(d)	be party to any merger, consolidation or other business combination;

(e)
sell, lease, license or otherwise dispose of any of its properties or assets (including, but not limited to rights with respect to patents and registered trademarks and copyrights or other proprietary rights), in an amount which is material to the business or financial condition of  C2R , except in the ordinary course of business.

9.	Survival of Representations and Warranties; Indemnification.

9.1
Survival. No representation or warranty contained in this Agreement or in any certificate or document delivered pursuant hereto shall survive the Closing, except for those contained in Sections 5.1, 5.2, 5.3 (only as to Sellers), 6.1, 6.2, 6.3, 6.4 (the “Surviving Representations and Warranties ”).

9.2
Indemnification by Sellers. Sellers shall indemnify and hold harmless UTEI and Sellers shall reimburse UTEI for, any loss, liability, damage or expense (including reasonable attorneys fees) (collectively, “Damages”) arising from or in connection with (a) any inaccuracy in any of the Surviving Representations and Warranties of Sellers in this Agreement or (b) any failure by Sellers to perform or comply with any agreement in this Agreement, except that after the Closing no claim shall be made with respect to the failure to perform or comply with any agreement required to have been performed or complied with prior to the Closing Date.

9.3
Indemnification by UTEI. UTEI shall indemnify and hold harmless Sellers, and shall reimburse Sellers for any Damages arising from or in connection with (a) any inaccuracy in any of the Surviving Representations and Warranties of UTEI in this Agreement, (b) any failure by UTEI to perform or comply with any agreement in this Agreement, except that after the Closing no claim shall be made with respect to the failure to perform or comply with any agreement required to have been performed or complied with prior to the Closing Date.

10.	Termination.

Termination. This Agreement may be terminated before the Closing occurs only as follows:

(a)	By written agreement of C2R and UTEI at any time.

(b)
By either UTEI or Sellers, as the case may be, by notice to the other if, in the course of their due diligence, either party determines that completion of the transactions contemplated herein will not achieve the objectives set forth in the forward business plan.

(b)
By Sellers, by notice to UTEI at any time, if one or more of the conditions specified in Section 4 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1) would otherwise occur or if satisfaction of such a condition is or becomes impossible.

(f)
By UTEI, by notice to Sellers at any time, if one or more of the conditions specified in Section 3 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1), would otherwise occur of if satisfaction of such a condition is or becomes impossible.

10.1  Effect of Termination.

If this Agreement is terminated pursuant to Section 10, this Agreement shall terminate without any liability or further obligation of any party to another.

11.	Notices.

All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand, (b) sent by telex or telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and telecopier numbers set forth below (or to such other addresses, telex numbers and telecopier numbers as a party may designate as to itself by notice to the other parties).

(a)  If to Sellers:                                                                 (b)  If to UTEI:
C2R Energy Commodities Inc.                                       UTEC Inc.,
Kevin M. Murphy/ President                                        Fortunato Villamagna
PO Box 363,                                                                      10805 Bernini Dr.,
Fox Island, WA 98333                                                    Las Vegas, NV 89141
Tel: 253-973-7135                                                             Telephone:  702-335-0356
Fax: 253-549-4329                                                             Facsimile:    702-897-8109

 12.           Miscellaneous.

12.1	Expenses. Each party shall bear its own expenses incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of its obligations hereunder.

12.2	Captions. The captions in this Agreement are for convenience of reference only and shall not be given any effect in the interpretation of this agreement.

12.3
No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

12.4
Exclusive Agreement; Amendment. This Agreement supersedes all prior agreements among the parties with respect to its subject matter and is intended (with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement among the parties with respect thereto and cannot be changed or terminated orally.

12.5	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

12.6 Governing Law. This Agreement and (unless otherwise provided) all   amendments hereof and waivers and consents hereunder shall be governed by the internal law of the State of Nevada, without regard to the conflicts of law principles thereof.

12.7 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights hereunder without the consent of the other.

UTEC, Inc

/s/ Fortunato Villamagna
By : Fortunato Villamagna
CEO/Director

C2R Corporation

/s/ Kevin M. Murphy
By: Kevin M. Murphy
Its: Secretary/Director

EXHIBIT “A”

Know-how in the field of use - meaning all DISCLOSER’s technical information, know-how, processes, procedures, compositions, devices, methods, formulas, protocols, techniques, software, designs, drawings or data as of the Effective Date or at any time during the term of this AGREEMENT in the FIELD OF USE.

All future developments and work products, patents, new know-how, formulas, techniques, software, designs, drawings or data from work funded by and carried out on behalf of RECIPIENT.

EXHIBIT “B”

Field Of Use

Conversion of waste streams to energy

Operation of biofuel assets to simplify the production of biofuels and specifically biodiesel, as well as a unique and sustainable solution to the crude glycerin.

Commercialization of  a simple way for biodiesel plants to make their own methylate catalyst (aka: sodium methylate, sodium methoxide, methylate, alkoxide) on-site and on-demand, reducing raw material and processing costs.

Commercialization of a simple way to clean glycerin streams through in-line and on-demand removal of salts, improving the efficiency of production facilities and reducing costs.

Solutions for the use of crude glycerin, eliminating the need for costly purification (capex) methods while maintaining attractive pricing for the sale of the crude glycerin.

EXHIBIT “C”
C2R ENERGY COMMODITIES INC.

(fka Royal Delphi Incorporated)
(A Development Stage Company)
BALANCE SHEET
September 30, 2009

ASSETS

Property and equipment
Computer equipment	$3,740
Less accumulated depreciation	(3,015)

Total property and equipment	725

Other assets
C2R Technology	2,000

Total Assets	$2,725

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,484
Due to related party	18,639

Total Liabilities	$21,123

STOCKHOLDERS’ DEFICIT

Capital Stock
Authorized:
75,000,000 common shares with a par value of $.001
Issued and outstanding
4,050,000 common shares	$4,050
Additional paid in capital	102,960
Deficit accumulated during development stage	(125,408)

Total Stockholders’ Deficit	$(18,398)

Total Liabilities and Stockholders’ Deficit	$2,725

EXHIBIT “D”
Directors and Consultant Non-Qualified Share Option Agreement

UTEC, Inc.

                          STOCK OPTION AGREEMENT DATE:

May 1, 2009

Optionee:

Option to Purchase Aggregate Number of Shares:
Price Per Share:                                              $.01
Date of Grant:                                                May 1, 2009

1.
Utec, Inc. (the "Company"), for services already completed and hereby deemed and acknowledged as completed and to give you an increasing interest in the Company as stockholder, hereby gives and grants you the right and option to purchase up to the aggregate number of shares set forth above of the Company's common stock, par value $.001 per share (the "Common Stock"), at the price per share also set forth above (the "Options"). The per share purchase price is not less than the fair market value per share of Common Stock on the date the grant of the Options was approved by the Board of Directors (the "Date of Grant").

2.
The Options are exercisable immediately. The Options shall expire on the date ten (10) years after they become exercisable, the date which has been specified by the Board of Directors, and shall not be exercisable after their expiration date.

3.
The Options (or any part of installment thereof) must be exercised by giving written notice to the Company's Chief Executive Officer at its principal office address, or to such transfer agent as the Company's Chief Executive Officer shall designate. The notice, the form of which is attached hereto as Exhibit A, must specify the date of the notice, the number of shares as to which the Options are being exercised and the expected date of such purchase (which, unless the Company otherwise consents, shall be at least five (5) days and not more than fifteen (15) days after the date you mail the notice). The notice must be accompanied by the tender of payment of the purchase price for the number of shares specified in the notice. Payment must be made (a) in cash, or (b) by certified check, or (c) with previously acquired Common Stock of the Company having a fair market value equal to the purchase price of the shares being purchased, or (d) any combination thereof, or (e) any other method approved by the Board of Directors in its discretion. If the Board of Directors exercise its discretion to permit payment by means other than the methods set forth in clauses (a), (b), (c) or (d), such discretion must be exercised in writing prior to the time you exercise the Options.

4.
Upon payment of the purchase price of the shares specified in the notice, the Company shall deliver to you certificates for the shares purchased The holder of the Options shall not have the rights of a shareholder with respect to the shares covered by the Options until the date of the stock certificates issued to the holder for such shares.

5.
You may be required to make an appropriate representation at the time of any exercise of the Options that it is your intention to acquire the shares being purchased for investment and not for resale or distribution. In addition, you may be required to agree in writing not to sell any shares acquired pursuant to the Options or any other shares of the Company that you may now or hereafter acquire except either (a) in compliance with the Securities Act of 1933, as amended, provided that the Company shall be under no obligation to register either the Plan or any securities obtained pursuant to your exercise of your rights, hereunder, with the Securities and Exchange Commission, or (b) with prior written approval of the Company. An appropriate legend restricting the sale of the shares may be placed upon the certificates representing the shares and any resale must be in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

6.
This agreement shall be binding upon and shall inure to the benefit of any successors or assigns of the Company, and, to the extent herein provided, shall be binding upon and inure to the benefit of your legal representatives.

7.
The Option is not, and should not be deemed to be, an employment agreement between you and the Company, and nothing contained herein shall be deemed to confer upon you any right to remain in the employ of the Company or any subsidiary thereof, or in any way to limit the right of the Company or any such subsidiary to terminate your employment.

8.	If the foregoing is in accordance with your understanding and approved by you, please so confirm by signing and returning the duplicate of this letter enclosed for that purpose.

Very truly yours,

______________________________________
UTEC, Inc
Fortunato Villamagna, Ceo/Managing Director

Date: ______________________________

I hereby confirm that the foregoing is in accordance with my understanding and is hereby agreed and accepted in its entirety as of the date of the above letter.

By: ______________________________________
    Optionee

Exhibit A

Form of Exercise Notice

UTEC, Inc.                                                                            Date: _______________________
7230 Indian Creek Lane
Las Vegas, NV 89149

Attention: Chief Executive Officer

The undersigned hereby: (1) irrevocably subscribes for and offers to purchase
__________________ of common stock of UTEC, Inc pursuant to, and in exercise of, the options granted to the undersigned on _________________; and (2) encloses payment of _______________________ ($_________) for these shares at a purchase price of $_________ per share.

The shares should be issued be issued in the name of ___________________________ and should delivered to such holder at:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                                [insert address]

Signature: _____________________________________________________________________

Print Name: ____________________________________________________________________

Social Security Number:  _______________________________________________________

Officers and Employees
Name and principal position	Year	Stock Awards ($)	Option Awards	Option Value (Black-Scholes)	Option Expiration Date	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Suresh Subramanian Contract Employee	2009	0	250,000 @ $0.01	$2,500	5/01/2019	0	0	0	$2,500
Banda Tupa LLC Contract Employee	2009	0	250,000 @ $0.01	$2,500	5/01/2019	0	0	0	$2,500
Dr. Fortunato Villamagna CEO	2009	0	1,000,000 @ $0.01	$10,000	5/01/2019	0	0	0	$10,000
Wannigan Capital Corp Contract Employee	2009	0	1,000,000 @ $0.01	$10,000	5/01/2019	0	0	0	$10,000

Directors
Name and principal position	Year	Stock Awards ($)	Option Awards	Option Value (Black-Scholes)	Option Expiration Date	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Dr. Fortunato Villamagna	2009	0	1,000,000 @ $0.01	$10,000	5/01/2019	0	0	0	$10,000
David Taylor	2009	2009	0	1,000,000 @ $0.01	$10,000	5/01/2019	0	0	$10,000
Kenneth Liebscher	2009	0	1,000,000 @ $0.01	$10,000	5/01/2019	0	0	0	$10,000
Howard Bouch	2009	0	1,000,000 @ $0.01	$10,000	5/01/2019	0	0	0	$10,000